UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

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For the month of July 2006

Commission File Number: 001-15248

VEOLIA ENVIRONNEMENT

(Exact name of registrant as specified in its charter)

36-38, avenue Kléber

75116 Paris, France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

PRESS RELEASE

Veolia Transport strengthens its presence in the Netherlands

Veolia Transport wins a contract to manage public transit

in Limburg province

Paris, July 24, 2006. Veolia Transport has won a contract to manage all public transportation in Limburg, a province in the southeastern region of the Netherlands. The 10-year contract, employing 1,025 people, goes into effect on December 16th 2006, when Veolia Transport will begin managing the system’s 242 buses, 200 taxis and 26 trains. Representing cumulative revenue of approximately €1.2 billion, it is the company’s biggest contract in the Netherlands.

The more than one million people living in the province take 30 million trips a year by bus and 11 million by train. The Maastricht-Kerkrade and Roermond-Nijmegen lines are 33 and 84 kilometers long, respectively.

“This major contract strengthens our position in the Netherlands and has given us our first passenger rail lines in that country,” says Stéphane Richard, Chief Executive Officer of Veolia Transport.

Veolia Transport’s bid was chosen because of the high quality of the services it proposed, such as an outstanding passenger information system. Changes in the network were also suggested, for example, facilitating public access to complementary transportation modes and the use of low-energy vehicles.

Veolia Transport was already operating in southern Limburg through its subsidiaries Limex, Stadsbus Maastricht and PZN, which provide public transit and taxi service. Veolia Transport’s operations in the Netherlands generated revenue of €239 million in 2005.

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Veolia Environnement’s transportation division operates in 25 countries and employs 72,302 people. Veolia Transport generated revenue of €4.35 billion in 2005. It operates 30,800 road and rail vehicles and carries more than 2 billion passengers per year.

Veolia Environnement (Paris Euronext: VIE, NYSE: VE) is world leader in environmental solutions. With over 270,000 employees and operations worldwide, the company provides municipalities and private companies with tailored solutions in four complementary segments: water services, waste management, energy services and passenger transportation. Veolia Environnement generated revenue of €25.2 billion in 2005.

www.veolia.com

Important disclaimer

Veolia Environnement is a corporation listed on the NYSE and Euronext Paris. This press release contains “forward-looking statements” within the meaning of the provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements, including the risks described in the documents Veolia Environnement has filed with the U.S. Securities and Exchange Commission. Veolia Environnement does not undertake, nor does it have, any obligation to provide updates or to revise any forward-looking statements. Investors and security holders may obtain a free copy of documents filed by Veolia Environnement with the U.S. Securities and Exchange Commission from Veolia Environnement.

Analyst and institutional investor contact: Nathalie Pinon - Tel. +33 1 71 75 01 67

US investor contact: Brian Sullivan - Tel +(1) 630 371 2749

Press release also available on our web site: http://www.veolia-finance.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: July 28, 2006

VEOLIA ENVIRONNEMENT
By:	/s/ Alain Tchernonog
Name: Alain Tchernonog
Title: General Counsel